UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.  20549


                                       SCHEDULE 13G

                       Under the Securities Exchange Act of 1934

                             Washington National Corporation

                                          Common

                                         93933910

Check the following box if a fee is being paid with this statement (X). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of give percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1


CUSIP NO.  93933910  13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SunTrust Banks, Inc. as Parent Holding Company for Sun Banks, Inc. as Parent Holding Company and in various fiduciary capacities. 58-1575035
- ------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) _______
                                                         (B) _______
- ------------------------------------------------------------------------
3.    SEC USE ONLY

- ------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
- ----------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    728,450
                          --------------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  -0-
                          --------------------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 1,497,600
                          --------------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      750
- ----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        1,498,350
- ------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
- ------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        12.32%
- ------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC and BK
                                  Page 2


CUSIP NO.  93933910  13G

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    SunBank Capital Management Inc., N. A. as Parent Holding Company and
    in various fiduciary capacities.
    59-2920504
- ---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A) ________
                                                        (B) ________
- ---------------------------------------------------------------------------
3.  SEC USE ONLY

- ---------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Florida
- ---------------------------------------------------------------------------
NUMBER OF    5.  SOLE VOTING POWER

SHARES       726,700
             ----------------------------------------------
BENEFICIALLY 6.  SHARED VOTING POWER

OWNED BY     -0-
             ----------------------------------------------
EACH         7.  SOLE DISPOSITIVE POWER

REPORTING    1,459,900
             ----------------------------------------------
PERSON       8.  SHARED DISPOSITIVE POWER

WITH         -0-
- ---------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,459,900
- ---------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*
- ---------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    12.0%
- ---------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

                           SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13G
                       UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a)     Name of Issuer:
- ---------     --------------
              Washington National Corporation

Item 1(b)     Address of Issuer's Principal Executive Offices:
- ---------     -----------------------------------------------
              300 Tower Parkway
              Lincolnshire, Illinois  60069-3665
              Attn: Craig Simundza, VP, Financial Reporting

Item 2(a)     Name of Person Filing:
- ---------     ---------------------
              SunTrust Banks, Inc. as Parent Holding Company for Sun Banks, Inc. as Parent Holding Company and in various fiduciary capacities.

Item 2(b)     Address of Principal Business Office(s):
- ---------     ---------------------------------------
              25 Park Place, N.E.
              Atlanta, Georgia  30303

Item 2(c)     Citizenship:
- ---------     -----------
              SunTrust Banks, Inc. is a Georgia corporation; Sun Banks, Inc. is a Florida corporation.

Item 2(d)     Title of Class of Securities:
- ---------     ----------------------------
              Common

Item 2(e)     CUSIP Number:
- ---------     ------------
              93933910

Item 3        Type of Person:
- ------        --------------
              (b) Bank as defined in section 3(a)(6) of the Act.
              (g) Parent holding company, in accordance with para. 240,13d-
                  1(1)(ii)(H).

Item 4         Ownership:
- ------         ---------

               Amount Beneficially Owned.  1,498,350

               (b)  Percent of Class:   12.32%

               (c)  Number of Shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote:  728,450

                 (ii)  Shared power to vote or to direct the vote:  -0-

                (iii)  Sole power to dispose or to direct the disposition of:
                       1,497,600

                (iv)   Shared power to dispose or the direct the disposition
                        of: 750

Item 5       Ownership of Five Percent or Less of Class:
- ------       ------------------------------------------
             Not Applicable

Item 6       Ownership of More than 5 Percent of Behalf of Another Person:
- ------       ------------------------------------------------------------
             See Exhibit B

Item 7       Identification and Classification of the Subsidiary Which
- ------       Acquired the Security Being Reported on By the Parent Holding
             Company:
             ------------------------------------------------------------
             See Item 2 and Exhibit C

Item 8       Identification and Classification of Members of the Group:
- ------       ---------------------------------------------------------
             Not Applicable

Item 9       Notice of Dissolution of Group:
- ------       ------------------------------
             Not Applicable

Item 10      Certification:
- -------      -------------
             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

             Signature:
             ---------
             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             Dated:  February 3, 1995

SunTrust Banks, Inc.

By        /s/ Dennis B. Dills
          -------------------------
          Dennis B. Dills, Senior Vice President,
          SunTrust Banks, Inc. and Trust Company of Georgia

                                           EXHIBIT A

     The shares reported are held by one or more bank subsidiaries of Sun Banks, Inc. subsidiary of SunTrust Banks, Inc., in various fiduciary and agency capacities. SunTrust Banks, Inc. and such subsidiaries disclaim by beneficial interest in any of the shares reported, and the filing of this statement shall not be construed as an admission to the contrary.

     Certain of the shares included in shared voting authority are held in agency accounts and co-fiduciary accounts and co-fiduciary accounts in nominee registration. These are voted by the banks under revocable authority of trust accounts and therefore, are reported as shared voting authority.

                                  EXHIBIT B


Various co-trustees share the power to direct distribution of income including dividends and the proceeds from sale of securities. Additionally, various beneficiaries have the right to receive dividends.

                                     EXHIBIT C


                           Sole     Shared       Sole       Shared
                          Voting    Voting     Power to     Power to
Name of Person Filing      Power     Power      Dispose     Dispose

Sun Banks, Inc. as Parent
Holding Company for:

Sun Banks, N.A., and in       -0-      -0-         36,700       -0-
Various Fiduciary Capacities
200 South Orange
Orlando, Florida  32801

Sun Bank Capital Management, 726,700   -0-      1,459,900       -0-
N. A. and in Various Fiduciary
Capacities
200 South Orange
Orlando, Florida   32801

SunBank of Tampa Bay             750    -0-            -0-      750
and in Various Fiduciary Capacities
315 East Madison St.
Tampa, Florida   33602

SunBank/Miami, N. A. and in    1,000    -0-          1,000      -0-
Various Fiduciary Capacities
777 Brickell Ave.
Miami, Florida  33131

Shares Beneficially Owned 1,498,350

SunTrust Banks, Inc.
25 Park Place, N.E.
Atlanta, Georgia  30303


February 3, 1995

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities Exchange Act of 1934 and Rule 13G thereunder a
Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of Washington National Corporation Common Stock.

A $100.00 filing fee for this filing has been wired to the Mellon Bank in Pittsburgh, Pennsylvania.

A paper copy of this filing in the EDGAR submission format is also being forwarded to you.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,

/s/ Cynthia S. Walker
- ---------------------
Cynthia S. Walker
Trust Officer

cc:   Washington National Corporation
      New York Stock Exchange